December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (949) 250-3412

Jay P. Wertheim
Vice President, Associate General Counsel and Corporate Secretary
Edwards Lifesciences Corporation
One Edwards Way, Irvine, California 92614

> **Re: Edwards Lifesciences Corporation**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-15525**

Dear Mr. Wertheim:

We have reviewed your response letter dated October 31, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Elements of Compensation, page 26

1.   We note your response to prior comment 3. You indicate that the company's future filings will provide additional detail regarding how the compensation committee evaluated the achievement of the CEO's individual performance objectives. Please confirm that you will also disclose in future filings similar information regarding your other named executive officers.

2.   We reissue our prior comment 5. Please either disclose the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts or provide on a supplemental basis a detailed explanation for your conclusion that disclosure of these targets, minimum and maximum levels is not required because it would result in competitive harm. Your current response regarding the potential for competitive harm resulting from disclosure of key operating drivers and individual performance objectives lacks

sufficient detail to support your conclusion. Please also include in your future response to this comment a discussion of the financial target levels, which you did not address in your response, and clarify whether you intend to disclose the minimum and maximum levels referenced in the first paragraph of your response to prior comment 5.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel